

AN IMPORTANT MESSAGE TO THE SHAREHOLDERS OF DARDEN RESTAURANTS, INC.

Shareholders Deserve to Have Their Voices Heard on Red Lobster's Future

Join Us in Requesting that Darden Call a Special Meeting by Submitting Your
<u>*Written Request Card*</u> *Today*

March 20, 2014

Dear Fellow Shareholders:

Starboard Value LP, together with its affiliates ("Starboard"), currently owns approximately 5.5% of the outstanding common stock of Darden Restaurants, Inc. ("Darden" or the "Company"), making us one of the Company's largest shareholders. This morning we filed a Definitive Solicitation Statement with the Securities and Exchange Commission ("SEC") to solicit your support in helping us request that Darden call a special meeting of shareholders of the Company (the "Special Meeting").

A SPECIAL MEETING IS THE BEST WAY FOR SHAREHOLDERS TO FORMALLY EXPRESS THEIR VIEWS REGARDING THE PROPOSED SEPARATION OF RED LOBSTER

Since Darden's December 19th announcement of its plan to separate Red Lobster (the "Red Lobster Separation"), Starboard, as well as at least one other significant shareholder and leading sell-side analysts, have all publicly expressed serious concerns with the proposed separation. Yet, despite these serious concerns, the Company has vowed to move swiftly towards an irreversible separation that we believe may not be in the best interests of all shareholders. We believe the Company should instead conduct a full and objective review of all alternatives to create value for shareholders, as set forth in more detail below. It is critical that this review be completed to the satisfaction of shareholders prior to any separation of Red Lobster. The order in which value enhancing alternatives are implemented may have a significant impact on shareholder value. Unfortunately, management and the Board have steadfastly reiterated their commitment to completing the Red Lobster Separation as expeditiously as possible, as evidenced by public statements and the Company's filing of its Form 10 registration statement for the Red Lobster Separation on March 10, 2014.

The Special Meeting is an Opportunity to Send a Loud and Clear Message to the Board

If management and the Board are left unchecked, shareholders will not have an opportunity to have their voices formally heard on the Red Lobster Separation. Management appears to be

targeting completion of the Red Lobster Separation prior to the Company's 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting"). Under the Company's restrictive Bylaws, the only practical way for shareholders to influence or seek to change the composition of the Board is at an annual meeting. At the 2014 Annual Meeting, Darden's entire Board is up for election. We are concerned that one reason Darden may be hurrying to complete the Red Lobster Separation prior to the 2014 Annual Meeting is to limit shareholders' ability to influence this critical transaction through the election of an alternate slate of directors.

We are therefore soliciting your support to call the Special Meeting. At the Special Meeting, we will seek shareholder approval for a non-binding resolution urging the Board not to approve any agreement or proposed transaction involving a separation or spin-off of the Company's Red Lobster business prior to the 2014 Annual Meeting unless such agreement or transaction would require shareholder approval. While neither calling the Special Meeting nor approving the non-binding resolution would prohibit the Board from proceeding with the Red Lobster Separation, it will be an opportunity to send a loud and clear message to the Board that shareholders deserve a say on this vital decision.

If we are successful in calling the Special Meeting, we believe that it would be incumbent upon the Board to defer any final decision regarding the Red Lobster Separation until after the Special Meeting is held. Further, if shareholders support our resolution at the Special Meeting, we are hopeful that the Board will not proceed with the Red Lobster Separation prior to the 2014 Annual Meeting without shareholder approval. It is important to understand that Darden's entire Board is up for election just a few months after the expected date of the Special Meeting. *We do not believe that the Board would sanction what we would view as an egregious violation of good corporate governance, like proceeding with the Red Lobster Separation in direct opposition to a clear shareholder directive, especially just months before a potential election contest.*

In order to call the Special Meeting, we need to deliver written requests from shareholders representing 50% of Darden's shares outstanding. We are setting a goal date of April 24, 2014 for submitting the written requests so that the Special Meeting can be held without delay. *We ask that you submit your written request as soon as possible in order to ensure shareholders have an opportunity to express their views on the Red Lobster Separation at this critical juncture.*

WE HAVE SERIOUS CONCERNS WITH THE PROPOSED SEPARATION

While we believe that Darden's eight restaurant concepts do not all belong together over the long-term, we feel strongly that *management's plan to spin out Red Lobster is the wrong spin-off, at the wrong time, for the wrong reasons*. Rather than first determining the optimal combination of Darden's brands and then developing a comprehensive plan to create value for all shareholders that includes a logical separation of brands, substantial operating improvements, and a value enhancing strategy for the Company's real estate, management proposed what appears to be a hurried, reactive attempt, in the face of shareholder pressure, to cast off the weight of the struggling Red Lobster business. Although management did release an investor presentation on March 3, 2014 (the "Investor Presentation") discussing some of the reasons that the Company chose to separate Red Lobster and other alternatives that management considered,

we believe, as outlined in Appendix A, that the Investor Presentation (i) is missing numerous critical details necessary to facilitate a constructive dialogue with shareholders regarding the Red Lobster Separation and possible alternatives, (ii) does not provide sufficient proof that the Red Lobster Separation will create value for shareholders or is better for *shareholders* than other alternatives, and (iii) contains numerous incomplete and highly misleading statements. Further, *we have serious concerns that the interests of management and the Board are not entirely aligned with the interests of shareholders as it relates to the Red Lobster Separation.*

The Red Lobster Separation May Damage the Long-term Value of Your Investment in Darden

In the case of a spin-off, although management will no longer have the burden of turning around Red Lobster, Darden's shareholders will still own Red Lobster's poor results in the form of shares in the newly spun-off company. In the case of a sale, particularly if Red Lobster's real estate is included, the proceeds that shareholders receive, net of taxes and transaction costs, may be substantially less than the value that could be realized following a more objective review of alternatives. The Red Lobster Separation, as conceived by management:

(i)   Would, in the case of a spin-off, create a new public company with a single poorly-performing restaurant concept that we would expect to trade at a steep discount to Darden and other peers;

(ii)   May impair Darden's ability to realize full value for its substantial real estate holdings; and

(iii)   Fails, we believe, to address the key factors driving Darden's continued underperformance, including a bloated cost structure, a lack of focus on restaurant operations, and an inefficient asset base and capital structure.

New Red Lobster Is Likely to Trade at a Substantial Discount Post-Separation

Darden currently trades at approximately 9.5x LTM EBITDA. Red Lobster, as a standalone public company ("New Red Lobster"), given its lack of unit growth, declining same-store-sales, and commodity price headwinds, is likely to trade at a substantial discount to casual dining peers. Should New Red Lobster trade substantially below Darden's current multiple, Darden post-separation ("New Darden") would need to trade at a substantially higher multiple than where it currently trades just to get the combined stock prices back to Darden's current price. For example, if New Red Lobster traded at 6.5x EBITDA, New Darden would need to trade at approximately 10.4x EBITDA just for shareholders to break even.[1]

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[1]There are very few examples of major casual dining companies undergoing the level of same-store-sales declines that Red Lobster is currently facing. As a reference, since Ruby Tuesday began seeing sustained same-store-sales declines in 2007, it has traded at a median EV / LTM EBITDA multiple of approximately 6.5x. In fact, Ruby Tuesday's earnings have now declined so much that its current multiple may no longer be meaningful. As another example, Bravo Brio, which saw same-store-sales decline by 2.8% in 2013, currently trades at approximately 7.0x EBITDA, even though its total sales are projected to grow in 2014. Moreover, although New Red Lobster may pay a large dividend, we question whether investors will really value New Red Lobster based on a dividend yield at this time, since alarming same-store-sales trends and the substantial debt burden management plans to place on New Red Lobster will raise questions about the long-term sustainability of the dividend.

Potential Value Destruction in a Red Lobster Spin-off		
Darden	**Low**	**High**
LTM EBITDA	$987	$987
Enterprise Value	$9,317	$9,317
EV / EBITDA	*9.44x*	*9.44x*
New Red Lobster		
LTM EBITDA	$238	$238
EV / EBITDA	*7.0x*	*6.0x*
Enterprise Value	$1,665	$1,427
New Darden		
LTM EBITDA	$749	$749
New Darden Enterprise Value ex. New Red Lobster	$7,652	$7,890
Break-even EV / EBITDA for New Darden	*10.2x*	*10.5x*
Value Destruction if New Darden Multiple Does Not Expand	**$581**	**$819**

Source: Bloomberg, CapitalIQ, Company filings

Does management really believe that this multiple rerating will happen, given that New Darden would still derive the majority of its income from mature concepts and company-operated stores? *If New Darden's multiple does not expand following a spin-off, we believe more than $800 million in shareholder value could be destroyed.*

We seriously question why management appears to be in such a rush to separate Red Lobster. From a performance standpoint, Red Lobster's same-store-sales are the worst they've ever been, and margins have been pressured by a spike in shrimp prices caused by a blight affecting shrimp populations in Asia. However, rather than developing a credible plan to turn around the business, Darden appears to be more interested in jettisoning Red Lobster as soon as possible.

Although the Company has stated it is on "parallel paths", based on the Company's past statements and recent filings, it appears that a spin-off is Darden's preferred course of action. The Company has filed its Form 10 for the spin-off and has already appointed an executive management team for New Red Lobster that includes Darden's current CFO. In its December 19, 2013 press release, the Company seemed to make clear that a spin-off was more likely, stating "the Company expects to execute a tax-free spin-off of Red Lobster to its shareholders, but may also consider a sale of the Red Lobster business."

While selling Red Lobster could potentially sidestep some of the challenges associated with a spin-off, we are skeptical that a sale of Red Lobster *now* will realize its full underlying value, given the operational issues discussed above. Further, if management were truly interested in realizing the maximum value for Red Lobster's business and assets, we would expect management to be publicly emphasizing the value inherent in the business and the promising turnaround opportunity, rather than focusing on the challenges it faces.

We Believe that the Red Lobster Separation Could Impair Darden's Ability to Realize the Full Value of Darden's Real Estate

Our extensive research indicates that (i) Darden's real estate is extremely valuable, (ii) such value is not fully recognized in the share price, (iii) there is little strategic value to owning the

real estate, and (iv) the current corporate structure is not tax efficient. There are multiple potential solutions and strong transaction precedents where similarly situated companies have been able to realize substantial value for shareholders by separating their real estate from their operating assets in a tax-efficient manner. While we have not yet proposed any specific transaction, prior to the April 24, 2014 goal date for the submission of written requests, we plan to publish our full real estate analysis, which will include details on several options that we believe are feasible. However, the key point regarding the Red Lobster Separation is that *separating Red Lobster* before *consummating a real estate transaction could seriously impair this value.*

Because Red Lobster represents a substantial portion of Darden's owned real estate assets, Red Lobster pays substantially less in rent than a typical restaurant company that leases its properties. Therefore, a material portion of New Red Lobster's earnings and cash flow will actually be attributable not to the operating earnings of the restaurant business, but rather to the rent that New Red Lobster does not pay, which is equivalent to the rental income that a REIT could earn on those properties. As discussed above, given New Red Lobster's declining same-store-sales and subpar margins, we believe it will likely trade at a substantial discount both to casual dining peers and to where Darden currently trades. This discounted multiple would be applied to the consolidated earnings and cash flow of New Red Lobster, even though a material portion of those earnings and cash flow is really attributable to rental income, which should be quite stable, even if Red Lobster continues to struggle. Given the positive characteristics of rental income, together with the tax efficiency available through a REIT structure, REITs typically trade at substantial premiums to casual dining companies. For example, triple-net-lease REITs currently trade at an LTM FFO yield of approximately 7.5%, or 18x LTM EBITDA and 14x 2014 estimated EBITDA.

Company	FFO Yield	EV / EBITDA	
	LTM	LTM	2014E
Agree Realty Corp.	7.3%	17.3x	14.4x
American Realty Capital Properties, Inc.	7.7%	n.a.[1]	11.3x
Chambers Street Properties	8.7%	20.3x	14.0x
EPR Properties	7.9%	14.8x	12.9x
Getty Realty Corp.	6.9%	15.5x	15.1x
Gladstone Commercial Corp.	7.2%	14.7x	12.4x
Lexington Realty Trust	7.6%	14.8x	12.7x
National Retail Properties, Inc.	6.0%	18.5x	17.0x
Realty Income Corporation	6.2%	19.9x	16.6x
Select Income REIT	8.5%	14.5x	12.4x
Spirit Realty Capital, Inc.	7.7%	22.9x	15.3x
W. P. Carey Inc.	5.9%	27.2x	15.1x
Mean	**7.3%**	**18.2x**	**14.1x**
Median	**7.5%**	**17.3x**	**14.2x**

Source: Capital IQ, Stifel, Nicolaus & Company Research

(1) Excludes ARCP LTM multiple of 98.4x, adjusted for Cole Real Estate Investments merger

If Red Lobster were to trade at 6.5x EBITDA, this would imply that the market is valuing the rental portion of Red Lobster's income at one-third to one-half *of what that same income could be worth to a REIT.*

Additionally, by spinning out Red Lobster *before* separating the real estate, this value may be *permanently* impaired. When valuing real estate, in addition to factors like location, lease agreements, and alternative uses, the credit-worthiness of the tenant is an important consideration. By spinning out Red Lobster alone, the real estate within Red Lobster is likely to be less valuable than it is today inside of Darden because the credit-worthiness of Red Lobster on a stand-alone basis would be far worse than that of Darden. This is especially true given management's plan to put a significant amount of debt on New Red Lobster. We have engaged in discussions with REIT analysts and potential buyers of Darden's real estate, and both strongly corroborate this view. *To be clear, we believe there are buyers interested in acquiring a package of all or a significant portion of Darden's real estate at a highly attractive valuation, and that those buyers would not be interested in purchasing real estate from New Red Lobster at a similarly attractive valuation.*

The Red Lobster Separation Does Not Address the Key Issues Facing Red Lobster or Darden

We believe a spin-off of Red Lobster into a new public company would hinder, rather than enhance, Red Lobster's ability to execute on the operational and brand-related transformation it desperately needs. Despite repeated inquiries, *management has failed to specify a single turnaround initiative Red Lobster plans to implement as a standalone public company that could not be implemented with Red Lobster inside of Darden.* It appears management's "turnaround plan" for Red Lobster essentially boils down to slightly altering Red Lobster's marketing focus. This is something that could be done with Red Lobster inside of Darden, and should have been done years ago. Moreover, *Darden has chosen the same management team to lead New Red Lobster that has been mismanaging Red Lobster for most of the last decade.*

Further, management has not addressed the additional challenges that Red Lobster will face in trying to transform its brand and operations while simultaneously dealing with the added cost and complexity of becoming a new publicly traded company. The Form 10 for the spin-off indicates that Red Lobster's SG&A currently stands at 13% of sales. Management has given shareholders no explanation for how the Red Lobster Separation will help to improve upon this unacceptable ratio.[2] Moreover, in addition to all of the initiatives required to turn around the brand and reduce costs, New Red Lobster management will need to spend a substantial portion of their time engaging with investors and building corporate infrastructure, including new accounting, HR, supply-chain, real estate, and IT organizations. *How can Darden credibly argue that the optimal time to do all of this is while same-store-sales are down, commodity prices are up, and the brand is in desperate need of a turnaround?*

To be clear, we are not saying that the Company should never separate Red Lobster, or any other concept, but rather that now is not the right time to separate Red Lobster. Before rushing to separate Red Lobster, we believe a more comprehensive Company-wide plan must be crafted that includes a strategy to realize maximum value for the Company's owned real estate, a portfolio approach to determining the right mix of concepts to own or separate, and a detailed operational turnaround plan for Darden that includes substantial cost savings and a

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[2]As a reference, the median SG&A ratio among Darden's direct competitors is approximately 6.5%, per CapitalIQ. The companies included in this calculation are the same as those identified by us in Appendix A as "Closest Direct Peers", excluding DIN, since the majority of DIN's restaurants are franchised.

comprehensive strategy to fix the struggling Red Lobster and Olive Garden concepts. To date, all we have seen from Darden are weak arguments for separating Red Lobster, no operational plan to address the serious issues at Red Lobster, a high-level generic plan to address the issues at Olive Garden, and limited cost savings that do not come close to addressing the magnitude of the bloated cost structure at Darden.

WE DO NOT TRUST MANAGEMENT AND THE BOARD TO MAKE THIS CRITICAL AND IRREVERSIBLE DECISION REGARDING RED LOBSTER ON THEIR OWN

Given what we believe to be their track record of poor decision making and execution, we do not think management and the Board should be trusted to make this significant decision without shareholder involvement. Past decisions have resulted in terrible operating and financial performance. As shown in the table below, Darden's stock has drastically underperformed its peers over almost any time period.

	Share Price Performance [1]		
	1 Year	**3 Year**	**5 Year**
S&P 500 Index	20%	52%	171%
RUSSELL 3000 Restaurants Industry	18%	68%	212%
Proxy Group [2]	29%	93%	412%
Closest Direct Peers [3]	34%	80%	400%
Darden Restaurants, Inc.	**5%**	**18%**	**104%**
Underperformance vs. S&P 500	(15%)	(34%)	(66%)
Underperformance vs. RUSSELL 3000	(13%)	(50%)	(108%)
Underperformance vs. Proxy Group	(24%)	(75%)	(308%)
Underperformance vs. Closest Direct Peers	**(29%)**	**(62%)**	**(296%)**

Source: CapitalIQ

Note: For each time period, excludes companies not publicly traded throughout that entire period
1. Performance as of 3/14/14, adjusted for dividends
2. Proxy Group consists of companies used in the Company's proxy to set executive compensation
3. Includes EAT, BLMN, DIN, BWLD, TXRH, RT, RRGB, BBRG, CAKE, and DFRG

On the one hand, Darden has a history of acquiring brands at inflated prices, including RARE Hospitality, which was acquired for more than 11x EBITDA at the peak of the market in 2007, and Yard House, which was acquired for more than 20x EBITDA despite decelerating growth prospects.[3] On the other hand, Darden appears to have a predisposition to dispose of troubled concepts at rock bottom prices, such as Smokey Bones and now, potentially, Red Lobster. In addition, the Company persisted with excessive capital spending on new units at both Red

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[3] Transaction multiples based on the latest twelve month historical period, per CapitalIQ. Note that for Yard House, this is for calendar year 2011. At the time of the announcement, management claimed that the "pro forma" 2013 acquisition multiple, including tax benefits, would be approximately 12.5x, but it is not clear that Yard House ever achieved the results assumed in this projection.

Lobster and Olive Garden long after it became clear that same-store-sales were decelerating and investors and sell-side analysts started asking management to slow new unit growth.

Given this track record, as well as the lack of any credible proof that the Red Lobster Separation will create value for shareholders, as evidenced by the incomplete and misleading Investor Presentation discussed in Appendix A, it is highly disturbing to see management and the Board attempt to force through this highly questionable and irreversible plan without a shareholder vote and prior to the 2014 Annual Meeting. According to a recent poll conducted by sell-side research firm Hedgeye Risk Management ("Hedgeye"), *84% of respondents said that they did not believe that management's plan to spin-off Red Lobster would create value*.


Do you believe that management's plan to spin-off Red Lobster will create value?
RED LOBSTER
FRESH FISH, LIVE LOBSTER
RESULTS
84.17% VOTED NO
84.17% NO 117 VOTES
15.83% YES 22 VOTES

Source: Hedgeye Risk Management

In a separate survey, sell-side research firm Bernstein Research found that, "nearly all survey respondents (78%) evinced dissatisfaction with management; most (69%) would support an activist slate of BOD nominees including 80% of current shareholders."

Given the doubts that shareholders seem to have about the Red Lobster Separation and what appears to be a broad-based lack of trust and confidence due to management's past decisions and performance, it is critical that shareholders be given an opportunity to formally express their views on the proposed separation before it is too late.

Time and Again Darden Has Shown a Blatant Disregard for Shareholder Concerns and a Propensity to Silence Critics

Darden has a long history of silencing critics and trying to avoid an active dialogue on the key issues facing the Company. A recent CNBC article titled *Darden Uses Lobster Claws On Critical Analysts* chronicles tactics used by Darden to put a muzzle on analysts who provide critical analysis. The article discusses how analysts from leading sell-side research firms have had access limited to varying degrees following their publication of analysis that did not reflect positively on management, and notes that this practice has been going on for more than a decade and continues to this day. The article highlights that "In 2002, *The New York Times* published an

article about Matthew DiFrisco, an analyst who downgraded Darden's stock to 'neutral' from 'outperform.' Following the downgrade, Darden's investor relations officer Matthew Stroud canceled a marketing trip with DiFrisco's clients, telling him that he needed to have an 'outperform' rating to enjoy such a privilege." Further, just today the New York Post published an article titled *Darden Accused of Icing out Critics of Red Lobster Spinoff*, which states "some investors are protesting that Darden's idea of 'direct engagement' amounts to returning the phone calls of analysts and investors who agree with its strategy while ignoring calls from dissenters. 'They've got a history of only engaging with investors and analysts who are supportive of their views,' said one Darden shareholder, who declined to give his name for fear of retribution from the company. 'If the board is so convinced [a Red Lobster spinoff] is such a great idea, then put it to a vote.'"

Similarly, we believe Darden has avoided addressing shareholder concerns to-date regarding the Red Lobster Separation. In fact, Darden recently canceled its analyst and investor meeting, scheduled for March 28th. The announcement that Darden would cancel the analyst day did not come until after management's March 3rd conference call to discuss the Red Lobster Separation, in which management took questions from just four analysts and declined to provide details on several important questions. We are troubled by the Company's continued attempts to avoid open discussion on the most important and difficult issues facing the Company.

Since the Company has little interest in letting shareholders have their say regarding the Red Lobster Separation, the Special Meeting will provide an alternative forum for shareholders to show the Board that Darden's shareholders will not stand to be silenced on this critical issue.

Darden is now arguing that the Special Meeting is an unnecessary distraction and that calling the Special Meeting could lead to multiple potential election contests over a short time period. It is important to understand that we are not looking to waste corporate resources or time with multiple solicitations, but the Board has left us little choice if we wish to protect shareholders' interests. Darden's extremely restrictive Bylaws, combined with management's apparent rush to complete the Red Lobster Separation prior to the 2014 Annual Meeting, necessitate that we take steps to compel Darden to call the Special Meeting. If the Board wishes to avoid multiple potential solicitations, they can easily avoid this by (i) deferring any final decision on the Red Lobster Separation until after the 2014 Annual Meeting, (ii) agreeing to put any specific Red Lobster transaction up to a shareholder vote, or (iii) engaging with Starboard now to discuss Board composition and ensure that shareholders have adequate representation to assist in the decision making around Red Lobster and other initiatives.

WE WILL PRESENT A COMPREHENSIVE PLAN DESIGNED TO ENSURE LONG-TERM VALUE CREATION

Prior to the Special Meeting, we will present a detailed turnaround plan for Darden. Our plan will include a full analysis of each of the value creation opportunities we have outlined and realistic supporting assumptions for each of our recommendations.

As you may have noticed, we have begun recruiting highly qualified restaurant executives to advise us as we refine our operating plan. We believe the perspective of leading restaurant

operating executives will be invaluable to shareholders, particularly in light of the notable lack of meaningful restaurant operating experience among Darden's Board and senior management.

Prior to the April 24, 2014 goal date for submitting written requests to call the Special Meeting, we also plan to publicly comment in detail on the value of Darden's real estate and outline several ways that Darden can realize this value in a tax-efficient manner with minimal friction costs.

WE URGE SHAREHOLDERS TO ACT NOW!

COMPLETE AND RETURN THE <u>WHITE</u> REQUEST CARD TODAY

We believe shareholders have a right to be heard. As one of Darden's largest shareholders, our interests are directly aligned with those of all shareholders. As soon as we deliver written requests from 50% of the shares outstanding, the Company will be required to call the Special Meeting, at which point it will be even harder for the Board to ignore its shareholders' wishes. We are targeting April 24, 2014 as the goal date for delivery of written requests to the Company, but the sooner we can deliver the requisite number of written requests, the sooner shareholders can have their voices heard. At the Special Meeting, we will ask shareholders to vote in favor of the following proposal:

> to approve a non-binding resolution urging the Board not to approve any agreement or proposed transaction involving a separation or spin-off of the Company's Red Lobster business prior to the 2014 Annual Meeting unless such agreement or transaction would require shareholder approval.

We will then be able to present shareholders with our highly detailed and *comprehensive* plan to create value for shareholders through operational improvements and a separation of Darden into the most logical subsets of assets and restaurant concepts. While neither calling the Special Meeting nor approving the non-binding resolution would prohibit the Board from proceeding with the Red Lobster Separation, it will be an opportunity to send a loud and clear message to the Board that shareholders deserve a say on this vital decision.

Finally, we expect Darden to hold its 2014 Annual Meeting in September, at which time shareholders will have the opportunity to elect Board members that they feel are most qualified and best able to represent their interests.

Please submit your written request cards to call the Special Meeting as soon as possible. We thank you in advance for your support.

Best Regards,



Jeffrey C. Smith
Managing Member
Starboard Value LP

If you have any questions or require assistance with your vote, please contact Okapi Partners LLC toll-free at (877) 869-0171 or email: <u>info@okapipartners.com</u>.

Appendix A

WE BELIEVE MANAGEMENT'S MARCH 3RD INVESTOR PRESENTATION IS HIGHLY MISLEADING

We believe that the strategic rationale for the Red Lobster Separation provided by the Company in its recently filed Investor Presentation is incomplete and significantly flawed. We question whether the Investor Presentation demonstrates that the Red Lobster Separation will affirmatively create meaningful long-term value for Darden shareholders. Below we outline just some of the ways in which we believe management's stated rationale is flawed:

1. *Management refuses to share any supporting assumptions to demonstrate how the Red Lobster Separation will create value*

We believe, and sell-side analysts seem to agree, that a standalone Red Lobster, if spun off in its current state, would trade at a very low multiple, and therefore following a spin-off, the sum of New Darden and New Red Lobster's stock prices would likely be less than Darden's current price. Despite repeated inquiries, the Company has refused to disclose what valuation it assumed for Red Lobster in the analysis that led management to conclude that the Red Lobster Separation is the best alternative available to create value for shareholders. On management's conference call to discuss the plan on March 3, 2014, when asked explicitly by analyst John Glass of Morgan Stanley, *CEO Clarence Otis responded that "we don't think it's constructive to share those analyses publicly."* To the contrary, we believe this analysis is crucial for shareholders to fully review as part of any constructive discussion about the proposed separation. Given what we believe to be management and the Board's history of questionable decision making, *how can shareholders trust the Company to make this critical decision when management steadfastly refuses to share what may be the single most important assumption affecting the value that shareholders should expect to receive in a Red Lobster spin-off*? If management is assuming that New Red Lobster will trade at 6-7x EBITDA, this could pose a major problem for Darden shareholders, as demonstrated earlier in this letter. If, on the other hand, management believes that New Red Lobster will trade on par with Darden's current multiple, we question how management can support this assumption.

2. *Management has misled shareholders regarding the customer demographics of Red Lobster and Olive Garden*

Management has argued that the primary operational rationale for the separation is that Red Lobster's customer base is different from Olive Garden's, and therefore Red Lobster needs a different focus and marketing strategy. Putting aside the obvious question of why Red Lobster needs to be a separate standalone public company before it can make any changes to its marketing programs, the actual evidence management uses to justify its point, in fact, shows just the opposite. Slide 37 of the Investor Presentation is headlined "Red Lobster's Appropriate Guest Target Is Becoming Increasingly Different from the Rest of Darden's Portfolio." Management attempts to demonstrate this with bar charts breaking Red Lobster, Olive Garden, and LongHorn's respective customer bases out into three separate income demographic groups. At first glance, the demographics appear different, because management sizes the bars by the

total number of guests in each category – a completely irrelevant statistic, since Olive Garden services more guests in total than Red Lobster. The relevant statistic is the percentage of guests falling into each group, which is listed below the chart. Here, you see *the customer bases of Red Lobster and Olive Garden are nearly identical* – with 43% making under $60,000 at Red Lobster vs. 42% at Olive Garden, 30% making $60-100,000 at Red Lobster vs. 32% at Olive Garden, and 27% making over $100,000 at both chains. Moreover, far from drifting apart, the customer bases have actually grown increasingly *similar* over time – 5 years ago, 47% of Red Lobster customers made less than $60,000 vs. 44% for Olive Garden, and that spread has narrowed to 43% vs. 42% today.



Source: Company Presentation

In a research report dated March 7, 2014, leading restaurant analyst Howard Penney of Hedgeye pointed out that management's argument, as expressed on this slide, "is borderline comical." In fact, all management's chart actually demonstrates is that traffic among low-income customers at Red Lobster has been declining, which, we believe, is largely due to the fact that management keeps raising prices and focusing advertising on expensive three-course combo meals rather than simple, healthy offerings at affordable price points.

The following chart, which uses the very same data from management's chart, is what management should have shown, if they were trying to provide investors with an accurate picture of Red Lobster and Olive Garden's customer bases:



We do not understand how management can credibly argue Red Lobster's customer base is so different from Olive Garden's that it needs to be its own company, while Olive Garden is close enough to the Specialty Restaurant Group ("SRG") that it should not be spun off. Although full demographic breakdowns are not available for each chain, one can easily see, just based on the average unit volume ("AUV") of each concept, that Olive Garden and LongHorn are much closer to Red Lobster than they are to SRG.

Mainstream Casual Dining   SRG

	AUV $Millions			AUV $Millions
Olive Garden	$4.6		The Capital Grille	$7.0
Red Lobster	$3.7		Bahama Breeze	$5.5
LongHorn Steakhouse	$3.0		Seasons 52	$6.2
Primary Major Chain Competitors (Sales of $1Billion plus 250 units) Texas Roadhouse	$3.9 (Dinner Only)		Eddie V's	$5.8
Fridays	$3.2		Yard House	$8.2
Outback Steakhouse	$3.0			
Carrabba's	$3.0			
Chili's	$2.8			
Applebee's	$2.4			
Ruby Tuesday	$1.8			

Source: Company Presentation

Certainly, *creating a new public company with well-performing brands (such as SRG) that don't require substantial operational changes and that would be highly attractive to investors makes more sense than creating a public company with a single brand in turmoil.* The first Darden spin-off of restaurant concepts should be SRG, not Red Lobster.

3. *Management has not adequately addressed Darden's real estate value*

Management has yet to adequately respond to the arguments publicly raised by us and another shareholder, as well as certain analysts, that a Red Lobster spin-off could substantially impair the value of Darden's real estate. Instead, management simply reiterates that the Company has considered options for Darden's real estate and has decided that doing nothing is the best option. While the Company did provide some additional detail on Darden's real estate portfolio in the Investor Presentation, we believe it did not provide sufficient information for shareholders to facilitate a constructive dialogue on real estate alternatives. Moreover, we believe that the arguments that management did present are both incomplete and misleading.

    a. Management has refused to disclose certain key assumptions used in conducting its real estate analysis. For example, management has been asked to provide two critical inputs that are needed to determine whether a real estate sale or spin would create value – the amount of rent to be paid (either in total or on a per-store basis) and the cap rate or multiple that the market or potential buyers would be expected to use to value the real estate. Again, *these are critical assumptions and shareholders need to know what values management is using in order to determine whether management is using realistic or self-serving assumptions.* Management has argued that Darden's real estate would sell for, or trade at, a discount to the multiples of triple-net-lease peers, but, as demonstrated earlier in this letter, there may be as much as a *ten turn difference* between what those earnings are worth inside of Darden or New Red Lobster and what they are worth to a REIT, so even at a substantial discount to typical REIT multiples, a real estate separation could still create meaningful value for shareholders. *We believe management is arguing the wrong point* – the question is not where Darden's real estate would trade relative to REITs, but where it would trade relative to where Darden currently trades or where New Red Lobster would be expected to trade.

    b. We believe management has made misleading statements regarding the friction costs associated with a real estate transaction. It appears to us that management is looking only at the worst case scenario for a poorly-structured sale or spin of all of Darden's real estate under which neither the operating company nor the real estate company would have the optimal capital structure. *The Company's statements seem to contradict the findings of leading covenant experts who have examined Darden's debt agreements in detail, as well the Company's prior statements to bondholders.* For example, Covenant Review, the leading independent authority on bond and loan covenants, stated in a research report dated February 28, 2014 that "although in some scenarios it *is* possible that some bonds might have to be redeemed depending on what transaction occurs, we think the Company and even agitating shareholders might be overestimating the likelihood of that occurring." We plan to present shareholders with a detailed analysis of attractive alternatives that could be completed with minimal friction costs prior to the April 24, 2014 goal date.

4. *Management has misled shareholders regarding their own performance*

On slide 13 of the Investor Presentation, Darden compares its stock performance to a cherry-picked peer group of just four companies – Bloomin', Brinker, Cheesecake Factory, and Ruby Tuesday. What Darden fails to mention is that three of those four companies are not in the peer group used in the Company's proxy statement to set executive compensation. *Did management*

really think shareholders would not see through this attempt to use one group of companies as the basis for setting management's compensation while using a different group to assess management's performance? Management also fails to mention that (i) Ruby Tuesday is perhaps the worst-performing company in the casual dining industry and has also attracted the attention of activist investors, (ii) Bloomin' was not even a public company for eight of the ten years displayed in the stock chart, and (iii) Cheesecake Factory is not among the "Primary Major Chain Competitors" that Darden has compared itself to in past investor presentations, as shown above. Sell-side research firm Hedgeye points out this inconsistency, adding that "Darden's overall stock performance over the past three years pales in comparison to its compensation peer group."

Company Chart	Hedgeye Chart
	

Source: Company Presentation, Hedgeye Risk Management

In order give shareholders the full picture, below we show Darden's performance compared to all of the relevant peer groups over all of the relevant time periods. As you can see, by almost any measure, Darden has underperformed substantially. Most notably, *Darden has underperformed both its closest competitors and the group of companies it identifies as peers for purposes of setting executive compensation by approximately 300% over the last five years.*

	Share Price Performance [1]			
				Since Mr. Otis
	1 Year	3 Year	5 Year	Became CEO
S&P 500 Index	20%	52%	171%	88%
RUSSELL 3000 Restaurants Industry	18%	68%	212%	236%
Proxy Group [2]	29%	93%	412%	191%
Closest Direct Peers [3]	34%	80%	400%	173%
Peers from Darden's 3/3/14 presentation [4]	26%	48%	331%	49%
Darden Restaurants, Inc.	**5%**	**18%**	**104%**	**128%**
Underperformance vs. S&P 500	(15%)	(34%)	(66%)	41%
Underperformance vs. RUSSELL 3000	(13%)	(50%)	(108%)	(107%)
Underperformance vs. Proxy Group	(24%)	(75%)	(308%)	(62%)
Underperformance vs. Closest Direct Peers	**(29%)**	**(62%)**	**(296%)**	**(45%)**
Underperformance vs. Peers from 3/3/14 presentation	(20%)	(30%)	(227%)	80%

Source: CapitalIQ

Note: For each time period, excludes companies not publicly traded throughout that entire period
1. Performance as of 3/14/14, adjusted for dividends; assumes start of Dec. 2004 - Clarence Otis' 1st full month as CEO
2. Proxy Group consists of companies used in the Company's proxy to set executive compensation
3. Includes EAT, BLMN, DIN, BWLD, TXRH, RT, RRGB, BBRG, CAKE, and DFRG
4. Includes EAT, BLMN, RT, and CAKE

In fact, even against Darden's cherry-picked peer group, the only period over which Darden actually outperformed is the one period management showed in their presentation, and even over that time period, Darden dramatically underperformed relative to a more appropriate peer group.